AMENDED AND RESTATED
CONSULTING SERVICES AGREEMENT
(Independent Contractor)

     This AMENDED AND RESTATED CONSULTING SERVICES AGREEMENT (the “Agreement”) is entered into as of May 3, 2011 by and between Level 3 Capital Management Inc., a British Columbia corporation (the “Consultant”), and Pan American Lithium Corp., a British Columbia corporation (the “Company”).

     Whereas the Company and the Consultant entered into a Consulting and Professional Services Agreement dated April 15, 2011 (the “Original Agreement”);

     Whereas the Original Agreement was subject to approval from the TSX Venture Exchange (the “Exchange”);

     Whereas the Exchange has provided comments with respect to the Original Agreement; and

     Whereas the Company and the Consultant wish to enter into this Agreement in order to address the Exchange comments and amend and restate the terms of the Original Agreement;

     In consideration of the mutual promises set forth herein, the sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereby agree as follows:

     1. Consulting Services. The Consultant hereby agrees to provide and perform for the benefit of the Company certain corporate advisory, corporate finance, strategic planning and related advisory services in addition to services related to project identification, negotiation, due diligence and acquisition (each, a “Service” and collectively, the “Services”), as may be requested by the Company from time to time, and the Company hereby engages the Consultant to provide and perform the same. The Consultant acknowledges and agrees that it will provide a significant amount of time and attention on the affairs and business of the Company in connection with the provision of the Services.

     2. Billing for Services. The Consultant shall submit invoices to the Company within ten (10) calendar days following the end of each month in which the Services are provided pursuant to this Agreement. Such invoices shall include a breakdown of the type of Services provided, on a transaction, project or event basis, including the number of hours worked during such period for such Services, an itemized list of all expenses (in accordance with Section 6), and any other information that the Company may request.

     3. Remuneration in Common Stock. For the Services performed, itemized, invoiced and received in accordance with Section 2, and subject to all applicable regulatory and Exchange consents and requirements, the Company will pay $7,500 per month to the Consultant on a bi-monthly basis, payable in shares of the Company’s common stock (each, a “Share”). The number of Shares to be delivered to the Consultant from time to time shall be computed by dividing: (a) $15,000 (for each bi-monthly period); by (b) the closing price of the Shares on the Exchange on the last trading day of each bi-monthly period, applying the maximum discount allowable under Exchange policies applicable to private placements. The parties acknowledge that the issuance of Shares hereunder by the Company is being carried out pursuant to an exemption from the prospectus requirements in accordance with Section 2.24 of National Instrument 45-106. Certificates evidencing the Shares shall be delivered to the Consultant within ten (10) business days of the end of each bi-monthly period.

     4. Hold Period. The Consultant acknowledges that all Shares issued hereunder will be subject to an Exchange Hold Period (as defined by the policies of the Exchange) due to the fact that the Shares will be issued at a discount to market. Accordingly, all share certificates will be legended with the following:

“Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date].”

     5. Signing Bonus. In addition to the remuneration set out in Section 3, the Company agrees to pay $7,500 to the Consultant payable in Shares calculated by dividing: (a) $7,500 by; (b) the closing price of the Shares on the date of this Agreement, after applying the maximum discount allowable under the Exchange policies applicable to private placements (the “Signing Bonus”). The Signing Bonus is partially payable in consideration for certain Services provided by the Consultant prior to the entry into this Agreement and shall be issuable within ten (10) days of entry into this Agreement.

     6. Expenses. In addition to any fees that may be payable to the Consultant hereunder, the Company will promptly reimburse the Consultant (payable by cheque) from time to time within thirty (30) days of receipt of a detailed invoice, for all reasonable travel and other out-of-pocket expenses incurred in performing the services hereunder, which are approved by the Company.

     7. Term of Agreement. The term of this Agreement shall commence as of the date first set forth above, and continue for a period of eighteen (18) months, and provided further, that nothing contained herein shall in any way prevent the Company from terminating this Agreement earlier at its sole discretion at any time, with or without cause. If the Company exercises its right to terminate this Agreement, it shall only be obligated to pay the Consultant for the fees actually earned and accrued by the Consultant in performing the Services up to the date that such right of termination is exercised and effective. The term of this Agreement will automatically renew for subsequent eighteen (18) month periods unless otherwise terminated by either party in accordance with this section.

     8. Independent Contractor Status. The relationship of the Consultant to the Company is that of an independent contractor, and nothing herein shall be construed or deemed as creating any other relationship. Without limiting the foregoing, the relationship between the parties hereto shall not be deemed to be that of an employer-employee, joint venture, or partnership. As an independent contractor, the Consultant shall have the sole responsibility for paying taxes, workers compensation, employee benefits (if any), and all similar obligations, and shall be charged with performing the Services in the way that the Consultant deems the most feasible or desirable.

     9. Confidential Information and Work for Hire. The Consultant and the Company hereby acknowledge and agree that in connection with the performance of the Services set forth herein, the Consultant shall be provided with or shall otherwise be exposed to or receive certain confidential and/or proprietary information of the Company or of third parties and may develop certain products, services, methods, know-how, procedures, formulae, processes, specifications, and information of a similar nature that relate to the Services rendered hereunder. The Consultant therefore agrees to maintain and preserve the secrecy and confidentiality of any and all proprietary and business secret or confidential information and data. In the course of performing the Services hereunder, the Consultant may develop certain processes, formulations, inventions, data, reports, records, information, prototypes, know-how, designs, drawings, schematics, manuals, ideas, or other products or materials, including ideas that may be protectable under intellectual property laws (all of the foregoing collectively referred to herein as “Work Product”). The Consultant acknowledges that all Work Product created by it during the term of this Agreement or which relates to the Services performed hereunder shall be the property of the Company, and the Consultant hereby agrees to take all actions requested by the Company in order to vest ownership of the Work Product in them. Should the Company seek intellectual property protection for any Work Product, the Consultant agrees to execute any documents and take any actions reasonably requested by them to effectuate the same, all at no additional cost.

     10. Audit and Records. The Consultant shall keep accurate records and books of account showing all charges, disbursements, and expenses made or incurred by the Consultant in the performance of the Services. The Company shall have the right, upon reasonable notice, to audit at any time up to one year after payment of its final invoice, the direct costs, expenses, and disbursements made with respect to the performance of the Services.

     11. Title to Materials and Equipment. All materials and equipment furnished by the Company are to be and remain the sole property of the Company and are to be returned within thirty (30) days of the expiration or earlier termination of this Agreement, or within ten (10) days after written demand, whichever first occurs.

     12. Assignability. This Agreement shall be binding upon and inure to the benefit of the parties, their legal representatives, successors, and assigns. This Agreement may not be assigned, transferred, conveyed, or encumbered, whether voluntarily or by operation of law, by the Consultant without the prior written consent of the Company (which may be granted or withheld in its sole and absolute judgment).

     13. Notice. All notices, demands, and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including facsimile or similar transmission) and mailed (by certified mail, return receipt requested), sent, or delivered (including by way of overnight courier service), (i) if to the Consultant, to:

Level 3 Capital Management Inc.

or (ii) if to the Company, to:

Pan American Lithium Corp.
Andrew Brodkey, President and CEO
3040 N. Campbell Ave., Suite 110
Tucson, Arizona 85719
Tel:	520-989-0031
Fax:	520-623-3326
Email:	abrodkey@kriyah.com

or, as to each party, to such other person and/or at such other address or number as shall be designated by such party in a written notice to the other party. All such notices, demands, and communications shall be effective when sent; provided, however, that if sent by facsimile transmission, notices, demands, and other communications shall be confirmed by same day certified mail, return receipt requested.

     14. Amendments, Etc. No modification, amendment, or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by each of the parties hereto. Any waiver of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which given.

     15. Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties and supersedes all previous understandings, agreements, communications, and representations, whether written or oral, concerning the treatment of information and other matters to which this Agreement relates, including the Original Agreement.

     16. No Waiver; Remedies. No failure on the part of any party hereto to exercise, and no delay in exercising, any right, power, or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

     17. Severability. Any provision of this Agreement which is prohibited, unenforceable, or not authorized in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability, or non-authorization without invalidating the remaining provisions hereof or affecting the validity, enforceability, or legality of such provision in any other jurisdiction.

     18. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the state of Arizona. Each party hereby consents to the laying of venue for any action under this contract with the Superior Court for Pima County, Arizona, and, for such purposes, each of the parties hereby consents to the jurisdiction of such court.

     19. Headings. The headings contained in this Agreement are for convenience only and shall not affect the construction or interpretation of any provisions of this Agreement.

     20. Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. One or more counterparts of this Agreement may be delivered via fax or electronic means with the intention that they shall have the same effect as an original executed counterpart hereof.

     21. Currency. All monetary amounts set out herein are stated in Canadian dollars.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

LEVEL 3 CAPITAL MANAGEMENT INC.

By:	“signed”

Name:

PAN AMERICAN LITHIUM CORP.

By:	“signed”

Its: